UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40543

POP CULTURE GROUP CO., LTD

(Translation of registrant’s name into English)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation of Director and Vice President

On September 29, 2026, Qiu Wenjuan resigned from her positions as Director and Vice President of Pop Culture Group Co., Ltd (the “Company”), effective immediately. Ms. Qiu’s resignation was not the result of any disagreement between her and the Company, the Board of Directors (the “Board”), or any committee of the Board on any matter.

Appointment of Director and Vice President

On September 29, 2026, the Board appointed Shang-Yu Li as Director and Vice President of the Company, effective immediately.

Mr. Shang-Yu Li, aged 30, has approximately 10 years of experience in the concert marketing and live entertainment industry. Since 2018, he has been engaged full-time in the planning, marketing, and execution of live performance projects, with experience in event operations, ticketing, venue management, artist relations, and marketing strategy. Mr. Li holds a Bachelor’s degree in Marketing and Logistics Management from Chien Hsin University of Science and Technology.

Mr. Li does not have a family relationship with any Director or Executive Officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 30, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chairman and Chief Executive Officer

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